Filed by Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hollywood Entertainment Corporation

(Registration No. 333-122485)

The following articles were published on February 18, 2005.

This is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offer, Blockbuster has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission. Investors and security holders of Hollywood are advised to read these disclosure materials (and any other disclosure materials filed with the Securities and Exchange Commission when they become available) because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Blockbuster with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Blockbuster may also be obtained from Blockbuster upon request by directing such request to Blockbuster’s Information Agent, Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, NY 10022, E-mail: hollywood.info@morrow.com. Banks and brokerage firms please call: (800) 654-2468. Shareholders please call: (800) 607-0088. Noteholders please call: (800) 654-2468.

Dallas (TX) Morning News via World Wide Web 02/18/2005

Hollywood cites rival’s lack of antitrust approval

By MARIA HALKIAS

Hollywood Entertainment Corp. urged its shareholders on Thursday to reject [Blockbuster] Inc.’s acquisition offer, citing the Dallas-based company’s lack of antitrust approval.

Hollywood’s board also suggested in a Securities and Exchange Commission filing that [Blockbuster] pony up more money to persuade the Oregon company to reconsider its directive.

Hollywood’s board said that the “approximately 9.4 percent premium” offered by [Blockbuster] above a competing bid from rival Movie Gallery Inc. “will not be sufficient to compensate shareholders for the significant risk that the offer will never be completed.”

Movie Gallery’s bid has cleared Federal Trade Commission review, but [Blockbuster]’s is expected to face stiff scrutiny.

“No one is going to pay more than what we have on the table right now,” said Ed Stead, [Blockbuster]’s general counsel. “It’s not over yet.”

Hollywood’s board recommended that shareholders accept an $850 million offer from Alabama-based Movie Gallery. However, the board has yet to schedule an annual meeting where shareholders can vote on the offer.

[Blockbuster]’s $991 million offer expires March 11 but will be extended if the FTC hasn’t acted, Mr. Stead said.

“It will be a shame if the government deprives Hollywood’s shareholders of our offer through inaction,” Mr. Stead said.

Also on Thursday, billionaire financier Carl Icahn reported that he raised his stake in [Blockbuster] to 9.18 percent of its Class A stock and 6.85 percent of Class B stock.

Previously, Mr. Icahn, who has endorsed [Blockbuster]’s bid for Hollywood, has also reported a 9.54 percent stake in Hollywood.

Miami (FL) Herald via World Wide Web 02/18/2005

Hollywood Entertainment: Reject hostile takeover bid

From Herald Staff and Wire Services

The board of Hollywood Entertainment Corp. is telling shareholders they should reject a hostile takeover bid by rival Blockbuster in favor of a lower offer from [Movie Gallery].

The Hollywood board said Thursday there were “uncertainties and possible delays” in the Blockbuster offer that outweigh the higher price Blockbuster is willing to pay.

Blockbuster is waiting to hear whether regulators will let the nation’s largest movie-rental company buy No. 2.

Ed Stead, Blockbuster’s general counsel, said the company won’t let regulators “kill this deal through inaction.” Stead said if the Federal Trade Commission doesn’t act by mid-March, Blockbuster will go ahead with the purchase, forcing the FTC to go to court to block the deal.

Bloomberg 02/18/2005

The $883 million offer to control film renting market may grow, analysts say.

By Jonathan Berr

Hollywood Entertainment Corp. rejected [Blockbuster] Inc.’s unsolicited $883 million bid for the movie rental chain citing antitrust concerns and said it favors a merger with Movie Gallery Inc.

[Blockbuster]’s bid “raises significant antitrust issues,” Wilsonville, Oregon-based Hollywood Entertainment said in a statement Thursday. The antitrust risk makes Dothan, Ala.-based Movie Gallery’s $13.25 per share cash offer better than [Blockbuster]’s $14 per share cash and stock bid, the company said.

Hollywood Entertainment’s recommendation to shareholders may spur [Blockbuster], the largest U.S. movie-rental chain, to boost its offer for the No. 2 chain, said Stacey Widlitz, an analyst with Fulcrum Global Partners LLC in New York.

An acquisition by [Blockbuster] would allow it to eliminate a competitor and control more than half of the film rental market.

“[Blockbuster] isn’t done here,” said Widlitz. “If [Blockbuster] has to up the bid a little, I bet they will.”

Widlitz rates [Blockbuster] and Hollywood Entertainment shares as “neutral” and has no rating on Movie Gallery. She doesn’t own stock in the companies.

[Blockbuster] shares fell 14 cents to $9.08 at 4:30 p.m. in New York Stock Exchange composite trading.

Hollywood Entertainment shares fell 4 cents to $13.85 in Nasdaq Stock Exchange composite trading.

Movie Gallery shares lost 20 cents to $21.65.

“Nobody is going to bid more for this company than we’ve bid,” Edward Stead, general counsel for [Blockbuster], said in an interview Thursday. “What the FTC ought to do is make a decision on the merits of the outstanding offer.”

Larry Dennedy, a spokesman for Hollywood Entertainment with Mackenzie Partners Inc. of New York, declined to comment.

Todd Page, Movie Gallery’s general counsel, said in a statement Thursday the company was pleased with Hollywood Entertainment’s decision and will proceed with its acquisition of the company.

Hollywood Entertainment said Feb. 14 that the Movie Gallery purchase had been cleared by federal antitrust regulators.

[Blockbuster]’s proposed purchase is still being investigated by the Federal Trade Commission.

Movie Gallery executives have said that the [Blockbuster]- Hollywood Entertainment combination would stifle competition in the movie rental industry because many of the companies’ stores are located near each other.

“It is perfectly obvious that [Blockbuster]’s closest competitor is Hollywood, not Wal-Mart, not Netflix, and not pay- per-view or video-on-demand,” said Page in a statement.

“For this reason we expect the FTC to obtain an injunction preventing [Blockbuster] from proceeding with its unsolicited hostile takeover attempt.”

Wal-Mart Stores Inc. and Netflix Inc. compete with [Blockbuster], Hollywood Entertainment and Movie Gallery in renting movies through the Internet. Wal-Mart also sells films at a discount.

[Blockbuster] may have difficulty convincing the FTC that its competitors aren’t limited to video retailers, said Scott Keller, the head of Dealanalytics.com., a New York-based firm that advises investors on mergers and acquisitions.

“I would say that they have maybe a 40 percent chance of convincing the FTC that they are right,” he said of [Blockbuster].

Hollywood Entertainment agreed to be bought by Movie Gallery on Jan. 10 for $850 million. The deal spurred [Blockbuster] to boost its Feb. 2 bid.

USA Today via USA TODAY 02/18/2005

Hollywood backs Movie Gallery over Blockbuster

NEW YORK — The battle over Hollywood Entertainment intensified on Thursday. A committee of independent directors unanimously endorsed Movie Gallery’s $852 million cash buyout offer over [Blockbuster]’s $932 million in cash and stock.

The company urged shareholders to accept $13.25 a share from Movie Gallery instead of $14.50 from [Blockbuster] because it believes there’s a “significant risk” that the Federal Trade Commission would oppose a merger of the two leading video chains.

But [Blockbuster] says it expects shareholders to vote their wallets — particularly if it has a chance to address any FTC concerns first.

[Blockbuster] asked the FTC in December to say if it might object to a deal. The current timeline requires the FTC to make a decision by mid-March or ask for more time.

Yet the FTC has refused to discuss the matter with [Blockbuster].

“We have to know what, if any, issues the government has,” says Ed Stead, [Blockbuster] general counsel. “I’ve never seen this kind of delay before.”

Research Associates analyst Marla Backer says she expects [Blockbuster] to divest stores to satisfy the antitrust issues. “The big question now is, will Hollywood set a date for a vote on the Movie Gallery bid? If not, are they waiting for a sweeter [Blockbuster] bid?”

The key issue is how antitrust officials define the home video market. Hollywood and Movie Gallery are urging them to look at it as a battle between rental stores.

That could pose a problem for [Blockbuster]. About 80% of Hollywood’s 2,000 stores are within two miles of a [Blockbuster]. “[Blockbuster] will close the vast majority of those stores and raise prices at the expense of the consumer,” says Movie Gallery Senior Vice President Thomas Johnson. “We’ll be a fierce competitor.”

But [Blockbuster] says that view is out of date in an era when many consumers buy low-priced DVDs from retailers including Wal-Mart, rent from online firms such as Netflix and have growing opportunities to watch movies via cable’s video on demand.

Associated Press 2/18/2005

Video buyout unsure

By David Koenig

DALLAS — The board of Hollywood Entertainment Corp. is telling shareholders they should reject a hostile takeover bid by rival Blockbuster Inc. in favor of a lower offer from [Movie Gallery] Inc.

The Hollywood board said Thursday there were “uncertainties and possible delays” in the Blockbuster offer that outweigh the higher price that Blockbuster is willing to pay.

[Movie Gallery], based in Dothan, Ala., supported the Hollywood board.

“[Movie Gallery] has already received regulatory approval to proceed with its acquisition of Hollywood, whereas Blockbuster’s proposed transaction remains the subject of an investigation by the Federal Trade Commission,” [Movie Gallery] said in a statement.

Blockbuster is waiting to hear whether the antitrust regulators will let the nation’s largest movie-rental company buy the No. 2 chain. Blockbuster argues that the movie-rental market has changed because of competition from retail DVD sales and online services, making a Blockbuster-Hollywood combination less imposing.

Ed Stead, Blockbuster’s general counsel, said regulators “have the potential to kill this deal through inaction. We’re not going to let them … They should allow shareholders of Hollywood to decide on the merits of the two offers.”

Stead said that if the FTC doesn’t act by mid-March, Blockbuster will go ahead with the purchase, forcing the FTC to go to court to block the deal.

Hollywood, based in Wilsonville, Ore., announced last month it had agreed to a purchase by [Movie Gallery] Inc. for $13.25 per share in cash, or about $900 million.

The Blockbuster offer is for $14.50 per share in cash and stock, or about $985 million.

[Movie Gallery], the nation’s No. 3 chain, serves a mostly rural market and does not compete directly with the two larger chains in many locations.

Stacey Widlitz, an analyst with Fulcrum Global Partners LLC, predicted that Hollywood shareholders would hold out for the Blockbuster offer.

“Blockbuster is a much better deal, and investors will go where the best offer is,” she said. “I don’t think ([Movie Gallery]) will get in a bidding competition with Blockbuster, because they’ll lose. It’s a much bigger company.”

Blockbuster shares fell 14 cents, to $9.08, on the New York Stock Exchange, while shares of Hollywood lost 4 cents, to $13.85. Movie Gallery shares dropped 20 cents, to $21.65, on the Nasdaq Stock Market.

Hartford (CT) Courant via World Wide Web 02/18/2005

Video Rental Takeover Fight Goes On

February 18, 2005 DALLAS — The board of Hollywood Entertainment Corp. is telling shareholders they should reject a hostile takeover bid by rival [Blockbuster] Inc. in favor of a lower offer from Movie Gallery Inc.

The Hollywood board said Thursday there were “uncertainties and possible delays” in the [Blockbuster] offer that outweigh the higher price [Blockbuster] is willing to pay.

Movie Gallery, based in Dothan, Ala., supported the Hollywood board.

“Movie Gallery has already received regulatory approval to proceed with its acquisition of Hollywood, whereas [Blockbuster]’s proposed transaction remains the subject of an investigation by the Federal Trade Commission,” Movie Gallery said in a statement.

[Blockbuster] is waiting to hear whether the antitrust regulators will let the nation’s largest movie-rental company buy the No. 2 chain. [Blockbuster] argues that the movie-rental market has changed because of competition from retail DVD sales and online services, making a [Blockbuster]-Hollywood combination less imposing.

Ed Stead, [Blockbuster]’s general counsel, said regulators “have the potential to kill this deal through inaction. We’re not going to let them. they should allow shareholders of Hollywood to decide on the merits of the two offers.”

Video Business 02/17/2005

HOLLYWOOD DIRECTORS NIX BIG BLUE OFFER

But Blockbuster is staying put

By Paul Sweeting

FEB. 17 | Hollywood Entertainment’s board of directors have unanimously rejected Blockbuster Video’s hostile bid for the company and urged shareholders to vote in favor of the proposed merger with Movie Gallery.

In a letter to shareholders, the board said Thursday that the risk that Blockbuster won’t be able to complete the transaction due to regulatory resistance outweighs the $1.25 per share premium offered above Movie Gallery’s price.

Blockbuster launched its hostile bid Feb. 4, offering Hollywood shareholders $11.50 a share in cash, plus $3 a share in Blockbuster stock. Movie Gallery signed a definitive agreement last month to acquire Hollywood for $13.25 a share.

Although Hollywood’s board’s negative recommendation is a setback for Blockbuster, the decision wasn’t a surprise and by itself isn’t likely to put an end to the bidding war for Hollywood.

Blockbuster officials said the company’s $14.50 a share offer will remain on the table.

“We’re staying right where we are,” Blockbuster executive VP and general counsel Ed Stead said.

In its letter to shareholders and in filings with the Securities and Exchange Commission, Hollywood’s board offered a litany of potential anti-trust hurdles that it said could scuttle or significantly delay Blockbuster from closing a deal for the company.

Were that to happen, the board warned, it is unlikely Hollywood would find another buyer willing to pay Movie Gallery’s price of $13.25 a share.

Hollywood also would have to pay Movie Gallery $27 million “break up” fee, plus $4 million in expenses.

“Blockbuster’s offer does not adequately protect Hollywood’s shareholders from, or compensate shareholders for, the numerous risks and conditions to which the offer is subject,” the letter said.

Movie Gallery has already received FTC approval for its proposed merger with Hollywood.

Blockbuster received a secondary request for information from the agency, suggesting regulators are scrutinizing Blockbuster’s proposed deal more closely.

In its SEC filing, the board said it had been advised by its anti-trust counsel that there is a “significant risk” that the FTC would seek to block an acquisition by Blockbuster, and a “substantial possibility” that the agency could obtain a preliminary injunction against the deal.

Nearly 1,600 Hollywood stores are located within two miles of a Blockbuster location, the board noted in its filing, and in many of those cases, there is not other major video rental store competitor in the area.

“There is a basis for the FTC to contend that Hollywood acts as a pricing constraint on Blockbuster and that Blockbuster acts as a pricing constraint on Hollywood in those markets in which [they] are the only two major video rental store competitors,” the filing says.

Movie Gallery officials were even more pointed in their comments on the Hollywood board’s action.

“Blockbuster has argued publicly that the competition is national in scope and that its competitors include mass merchants and new technologies. Movie Gallery is not aware of any instance in which a rentailer has shut down a store or been forced to lower prices due to a mass merchant opening in its market or the introduction of a subscription service or new cable offering,” Movie Gallery executive VP and general counsel Page Todd said in a statement. “It’s perfectly obvious that Blockbuster’s closest competitor is Hollywood, not Wal-Mart, not Netflix, and not pay-per-view or video-on-demand.”

Blockbuster’s Stead called that analysis flawed, however.

“We just took a 20% price reduction with the elimination of extended viewing fees,” Stead said. “We did that because of competition from retail [i.e. mass merchants]. We didn’t do that because of the local video rental store. Video rental store competition is irrelevant to us.”

Stead also dismissed the Hollywood’s board’s characterization of Blockbuster’s regulatory problems as speculation.

“Unless the FTC is talking directly to Hollywood or to Movie Gallery, when they’re not supposed to be talking to anyone, I don’t know how they would know what the FTC is going to do,” Stead said. “At some point, the FTC has to get in step with the economy and with the economic realities of the marketplace. But if the FTC wanted to put an end to this speculation, it could, by making a decision.”

In the days leading up to the announcement, Hollywood shares had been trending down their perch above $14, as some investors lost heart that Blockbuster’s higher bid could yet prevail.

Trading volume was relatively light, however, suggesting many other investors are still holding out for Blockbuster’s offer.

Hollywood shareholders of record as of Feb. 16 will be eligible to attend a special meeting and to vote their shares on the proposed Movie Gallery merger. The company has not yet set a date for the special meeting.

Shares of Blockbuster closed down 20¢ on Feb. 17, to $9.08. Movie Gallery shares lost 4¢, to $13.85.